

News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Comments on Recent Trading Activity and Provides a Corporate Update

December 12, 2013 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") reports that in view of the unusual market activity in the Company's stock, The Investment Industry Regulatory Organization of Canada ("IIROC") has contacted the Company in accordance with its usual practice. While the Company ordinarily does not comment on market activity or market speculation, NovaCopper confirms that it is not aware of any developments that would merit such trading activity.

Recent Project Activities

During the 2013 exploration season, which was completed last August, the Company drilled 17 drill holes, totaling approximately 8,140 meters, at Bornite. Ten of the drill holes were directed at infilling and expanding the Ruby Creek zone. An additional two holes were metallurgical holes. Five of the drill holes appear to link the South Reef and Ruby Creek zones. Based on these drilling results, high-grade copper mineralization at the Ruby Creek zone appears to be linked with similar high-grade mineralization at the South Reef zone, potentially yielding a continuous, thick zone of mineralization approximately one kilometer down dip and over one kilometer along strike.

Highlights, at a 0.5% cut-off grade, from the 2013 drilling campaign include:

- RC13-220 intersected two mineralized intervals, starting at 809.1 meters and ending at 940.4 meters (131.3 meter interval), for a combined 126.0 meter composite interval with a weighted average grade of 1.59% copper and comprised of:
  - 45.6 meters at a grade of 1.07% copper; and
  - 80.4 meters at a grade of 1.89% copper.

- RC13-224 intersected two mineralized intervals, starting at 513.3 meters and ending at 754.6 meters (241.3 meter interval), for a combined 236.0 meter composite interval with a weighted average grade of 1.90% copper and comprised of:
  - 229.4 meters at a grade of 1.73% copper; and
  - 6.6 meters at a grade of 7.70% copper.

- RC13-227 intersected one mineralized interval, starting at 321.0 meters and ending at 382.4 meters, for a 61.3 meter composite interval with a weighted average grade of 1.54% copper.

- RC13-231 intersected one mineralized interval, starting at 727.7 meters and ending at 802.5 meters, for a 74.8 meter composite interval with a weighted average grade of 1.81% copper.

- RC13-233 intersected one mineralized interval, starting at 716.3 meters and ending at

760.2 meters, for a 43.9 meter composite interval with a weighted average grade of 1.64% copper.

For more details on the 2013 drilling results please see the Company's press releases dated October 7, 2013, October 22, 2013 and December 3, 2013.

Also during the 2013 exploration season Company geologists re-logged and re-assayed 26 historical drill holes, which were drilled by Kennecott between 1957 and 1974 from the Ruby Creek zone at Bornite. The objectives of the re-assay/re-logging program was twofold: 1) to confirm and conduct a QAQC program on the historical sample results; and 2) to identify additional lower grade (0.2-0.5% copper) shallow material, which was not previously sampled. The Company expects the results of the re-assay/re-logging program before the end of the month. The results from the 2013 exploration program will be incorporated into an updated 43-101 complaint resource estimate which the Company expects to be completed in early Q2 2014.

The Company's is also pleased to report that activities relating to the Alaska Industrial Development Export Authority's ("AIDEA") permitting efforts on the Ambler Mining District Industrial Access Road ("AMDIAR") are progressing. Also, initial meetings between all of the permitting and licensing agencies and initial community engagement meetings have been held. The Company intends to provide a more detailed update on the AMDIAR before the end of the first quarter 2014.

The Company is also investigating the viability of using liquefied natural gas ("LNG") as a potential power source for the Arctic project. Last July, AIDEA published feasibility study to investigate the viability of shipping LNG, by truck, to Fairbanks so as to supply local utilities which would use the LNG to fuel their power generation plants. The feasibility study estimated that the use of LNG could significantly lower electrical power generation costs in Fairbanks. Recently, AIDEA received tenders from three groups which have expressed interest in operating the LNG facility which AIDEA hopes will be in operation by the end of 2015. Once the AIDEA moves ahead with selecting a tender, the Company expects to be in a position to commence discussions with AIDEA and its partner on possibly becoming a customer for LNG shipments to the Arctic project.

Recent Corporate Activities

As previously reported in its Q3 financials as of August 31, 2013 the Company had US$9.4 million in cash. As our exploration program is seasonal in nature, we did not have significant exploration expenditures in the fall months and we do not anticipate significant exploration expenditures in the winter months.

On December 5, 2012, 1,000,000 Restricted Share Units ("RSUs") were granted to officers vesting equally in thirds on June 5, 2013, December 5, 2013, and December 5, 2014. On December 5, 2013, 333,333 RSUs vested to the five officers of the Company. To preserve cash and encourage share ownership, 100% of the vesting was settled in common shares of the Company and the Company's officers sold 119,788, a portion of shares they received, solely to fund payroll with-holding taxes. Overall, the officers of the Company increased their share ownership since the beginning of December by 221,211 common shares for total current holdings by the officers of over 736,500 common shares.

On March 28, 2012, the shareholders of NovaGold Resources Inc. ("NovaGold") approved the Plan of Arrangement under which NovaGold would distribute its interest in NovaCopper to its shareholders on the basis that each shareholder would receive one share in NovaCopper for

every six shares of NovaGold held on the record date. Under the Plan of Arrangement, holders of NovaGold stock options received one option in NovaCopper for every six options held in NovaGold ("NovaGold Arrangement Options"). The exercise price of the options in NovaCopper was determined based on the relative fair values of NovaCopper and NovaGold based on the volume weighted-average trading prices on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date. All other terms of the options remained the same. No future stock options granted by NovaGold are subject to the Plan of Arrangement. Over the past two weeks, certain officers and directors of the Company have exercised NovaGold Arrangement Options that are due to expire shortly and the Company anticipates that the remainder of the 277,827 Arrangement Options set to expire on January 7, 2014 will also be exercised.

The following table was reported in the Company's Q3 financials and summarizes information about the NovaGold Arrangement Options outstanding at August 31, 2013.

	Stock options - outstanding			Stock options - exercisable	
Range of price	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options	Weighted average exercise price $
$ 0.51 to $ 1.99	277,827	0.31	1.11	277,827	1.11
$ 2.00 to $ 3.99	766,949	1.04	2.96	755,838	2.94
$ 4.00 to $ 5.99	582,761	3.15	5.14	446,224	5.19
$ 6.00 to $ 7.99	282,578	2.37	7.19	279,799	7.20
$ 8.00 to $ 8.34	24,999	3.79	8.26	24,999	8.26
	1,935,114	1.80	4.04	1,784,687	3.96

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulhide deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. A National Instrument 43-101-compliant Preliminary Economic Assessment for the Arctic Deposit, completed in July 2013, identified a polymetallic open-pit project with the Net Present Value of $930 and $535 million on the pre-tax and after-tax bases, respectively using an 8% discount rate and long-term metal prices of $2.90/lb copper, $0.85/lb zinc, $0.90/lb lead, $22.70/oz silver and $1,300/oz gold. The Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty the Preliminary Economic Assessment will be realized. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc. ("NANA"), an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with the local communities. NovaCopper's vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, the Bornite and the Arctic projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital or operating expenditures; timelines; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaCopper Inc.'s Annual Report on Form 10-K dated February 12, 2013, filed with the Canadian securities regulatory authorities, the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Bornite Technical Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It

cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.